Exhibit 7.1

Computation of Ratios of Earnings to Fixed Charges

	Year Ended December 31,
Korean GAAP	2002	2003	2004
	(Millions of Won)
Earnings:
Net earnings	1,946,934	821,734	1,282,216
Income tax	741,354	523,631	577,889
Income from equity investees	(8,524)	(5,462)	(11,310)
Dividend from equity method affiliates	469	554	333
Fixed charges	828,079	720,744	708,364
Less interest capitalized (a)	(158,482)	—	—
Minority interest in earnings of consolidated subsidiaries	316,918	235,695	148,931

Total earnings	3,666,748	2,296,896	2,706,423

Fixed charges:
Interest expense	650,460	705,540	678,514
Capitalized interest (a)	158,482	—	—
One-third of rent expenses on operating leases, deemed to be representative of interest expense	19,137	15,204	29,850

Total fixed charges	828,079	720,744	708,364

Radios of earnings to fixed charges	4.43:1	3.19:1	3.82:1

U.S. GAAP
Earnings:
Net earnings	1,556,262	395,443	1,404,616
Income tax	519,642	217,568	386,934
Income from equity investees	(10,713)	(10,559)	(36,136)
Dividend from equity method affiliates	1,278	958	45,153
Fixed charges	488,970	443,078	467,365
Less interest capitalized	(27,853)	(21,469)	(12,154)
Minority interest in losses of consolidated subsidiaries	(3,222)	(22)	(1,760)

Total earnings	2,524,364	1,024,997	2,254,018

Fixed charges:
Interest expense	461,117	421,609	455,211
Capitalized interest	27,853	21,469	12,154
One-third of rent expense on operating leases, deemed to be representative of interest expense	—	—	—

Total fixed charges	488,970	443,078	467,365

Radios of earnings to fixed charges	5.16:1	2.31:1	4.82:1

(a)	Effective on January 1, 2003, in accordance with Korean GAAP, the Company elected to no longer capitalize interest costs on all borrowings incurred related to qualifying assets.